January 31, 2014

Mr. James Lopez

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Owlhead Minerals Corp.
Registration Statement on Form S-1/A
File No. 333-189359

Dear Mr. Lopez:

We have amended the Form S-1/A Registration Statement and have included the changes in this response letter.

Thank you.

Geoff Armstrong

518-638-8192

Re:	Owlhead Minerals Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 23, 2013 File No. 333-189359

General

1.	We partially reissue comment one in our letter dated July 9, 2013. We note the risk factor disclosure you added in response to comment one that because you have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act, your financial statements may not be comparable to those of companies that comply with such new or revised accounting standards. Please include a similar statement in your critical accounting policy disclosures, as previously requested in comment one in our letter dated July 9, 2013.

RESPONSE:

We have not elected to take advantage of the benefits of this extended transition period. The following statement has been added to the Risk Factors Section. (SEE PAGE 15)

As an “emerging growth company” we may take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

Section 107 of the JOBS Act provides that, as an emerging growth company, we can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have not elected to take advantage of the benefits of this extended transition period

2.	We note your response to comment two in our letter dated July 9, 2013. Please supplementally advise us of the date(s) you provided potential investors with the subscription agreement and whether a preliminary prospectus accompanied the subscription agreement. Also, please tell us whether the potential investors to whom the subscription agreement was distributed are qualified institutional buyers or institutions that are accredited investors, as such terms are respectively defined in Securities Act Rules 144A and 501(a).

RESPONSE:

Subscription Agreements were provided to all investors on varying dates. See Table below. All of our investors are friends or business associates. None of our investors is a pre qualified institutional buyer or institution that is accredited , as such terms are respectively defined in Securities Act Rules 144A and 501(a). None of our investors is a United States citizen or resident. All shares were sold and issued in accordance with Regulation S of the Securities Act of 1933. (SEE PAGE 20)

Name of Investor/Shareholder	Date Subscription Agreement Provided	Total Shares Purchased
Kouzelne Mesto Ltd.	05/27/2010	4,000,000
AE Financial Management Ltd	06/07/2010	4,000,000
Cheung Gladys	06/18/2012	10,000
Cheung Kinson	06/18/2012	10,000
Cheung Leo	06/22/2012	10,000
Suk James	07/12/2012	20,000
Leung Jeffrey	07/13/2012	20,000
Li Gary	07/16/2012	200,000
Chan Jim	07/20/2012	10,000
Gill Robinder	07/21/2012	70,000
Aujla Victor	07/23/2012	45,000
Aujla Amandeep	07/23/2012	15,000
Gill Balwant	08/10/2012	58,000
Gill Gurwinder	08/14/2012	302,000
Gerry Albert	08/16/2012	10,000
Fund Marie	09/26/2012	10,000
Mak Wilfred	09/24/2012	15,000
Mangat Parveen	09/24/2012	15,000
Ha Chester	09/26/2012	15,000
Petrusa Emil	09/25/2012	15,000
Mah Willis	09/25/2012	35,000
Chin Rudy	09/22/2012	30,000
Mah Garry	09/26/2012	10,000
Carida Domenico	09/25/2012	10,000
Petrusa Zvonimir	09/24/2012	10,000
Mobilio Paul	09/26/2012	10,000
Lum Bailey	09/26/2012	10,000
Beaton Al	11/01/2012	500,000
MacPherson Alex	11/01/2012	200,000
King James	01/01/2013	3,000,000
Kemp John	02/28/2013	150,000
Larson Jim	03/02/2013	10,000
Kouzelne Mesto Ltd.	05/27/2010	680,000
AE Financial Management Ltd	06/07/2010	554,000

3.	As the registration statement covers an offering by selling shareholders, we do not understand Exhibit 10.5 that appears to relate to an unregistered offering by the company. Please advise.

RESPONSE:

Exhibit 10.5 is a copy of our Subscription Agreement that was provided to all of our investors. Since it was part of the original investment of our shareholders we felt it was necessary to include it as an exhibit in order to comply with a policy of full disclosure. All investors are non United States citizens or residents and as such all shares were issued in accordance with Regulation S of the Securities Act of 1933. All our investors are friends or business associates. All investors were contacted personally and directly. At no time did we use advertising of any description or email messaging to reach potential investors.

Outside Front Cover Page of the Prospectus, page 2

4.	We reissue comment three in our letter dated July 9, 2013. Please revise your disclosure to specify the number of shares included in this offering as required by Item 501(b)(2) of Regulation S-K. In this regard, we note your reference to 14,059,000 shares of common stock here, whereas elsewhere you refer to 6,475,000 shares of common stock.

RESPONSE:

We inadvertently used the figure for the total shares issued and outstanding. We have correct the error to reflect the number of shares included in the offering: 6,475,000. (SEE PAGE 1)

5.	We reissue comment four in our letter dated July 9, 2013. Please highlight the cross-reference to the risk factors section by using prominent type or another appropriate manner. See Item 501(b)(5) of Regulation S-K for guidance.

RESPONSE:

All cross-references to the risk factors section have been highlighted by using prominent type.

Risk Factors, page 6

6.	We reissue comment seven in our letter dated July 9, 2013. All material risks should be described in the risk factors section. Please revise the fourth and fifth sentences in the first risk factor on page six and the first sentence of the third paragraph in the first risk factor on page 15 to remove the references to unidentified risks.

RESPONSE:

The references to unidentified risks have been removed. (SEE PAGES 5 AND 15)

7.	We reissue comment eight in our letter dated July 9, 2013. For the sake of clarity, please highlight the risk factor headings in a consistent manner. In this regard, we note that the heading of the second risk factor on page seven is not in bold like the others.

RESPONSE:

All cross-references to the risk factors section have been highlighted by using bold type.

8.	We note your response to comment nine in our letter dated July 9, 2013, and we reissue the comment. Please add a risk factor that quantifies the current shortfall in funding and discloses the associated risk to the company. Neither risk factor added in response to comment nine quantifies the current shortfall in funding.

RESPONSE:

We have added the following risk factor. (SEE PAGE 8)

We currently expect a shortfall in funding of up to $250,000.

The Company currently expects a shortfall in funding of up to $250,000 and $200,000. Our business depends on raising additional capital to fund ongoing operations. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such financing could result in a material adverse effect, delay or indefinite postponement of further exploration and development of our projects with the possible loss of such assets. Further, any additional financing by the Company may subject existing shareholders to substantial dilution. If the Company is forced to sell some of its assets in a situation of distress, it may not recover their full value. Each project involves minimum lease payments and work commitments. In the event the Company is unsuccessful in raising funds in a timely fashion there is a risk project leases will terminate.

9.	We note your disclosure that you estimate the company’s capital requirements in the next six months to be approximately $500,000. Please reconcile this statement with your disclosure on page 31 that the “Company’s current forecast to March 2014, requires approximately $200,000 in funds. With approximately $56,000 cash on hand, the shortfall will be $144,000.”

RESPONSE:

Our reference to requiring $500,000 was an error. The figure has been corrected to read of up to $250,000. (SEE PAGE 8).

Our officers and directors may be subject to conflicts of interest, page 13

10.	We partially reissue comment 10 in our letter dated July 9, 2013. We note your disclosure that your officers and directors only serve on a part time basis. Please reconcile this disclosure with Section 5 of Exhibits 10.9, 10.10 and 10.11, which appears to state that Messrs. Armstrong, Low and King, respectively, shall devote their full time and attention to the company. We also note your disclosure that Mr. Armstrong serves as secretary of a company that also holds mining interests in Canada. Please reconcile this disclosure with Section 5 of Exhibit 10.11, which provides that Mr. Armstrong must not, without the company’s written consent, be in any way directly or indirectly engaged or concerned in any other business where there is or is likely to be in conflict with the company’s interests. In this regard, please revise your disclosure to clarify the scope of any written consents from the company that your officers and directors have received pursuant to Section 5 of their respective employment agreements.

RESPONSE:

Mr. Armstrong resigned as Secretary of Asia Properties, Inc. effective September 30, 2013. Additionally, Mr. Armstrong resigned as Secretary and Director of Sino Bioenergy Corp effective September 30, 2013. Mr. King do not serve on the board of any company other than Owlhead Minerals Corp.

The disclosure has been revised. Additionally, we have separated the reference to indemnification of officers and directors for greater clarity. The disclosures now read as follows: (SEE PAGE 13).

Our officers and directors may be subject to conflicts of interest involving their available time.

Two of our executive officers and directors Mr. Armstrong and Mr. King serve on a full time basis. Mr. Low, the Company’s Chief Financial Officer and a Director works as a Chief Financial Officer for other companies. From time to time, Mr. Armstrong, the Company’s President, Secretary and a Director may occasionally devote part of his working time in a part-time, short-term advisory relationship with other corporate entities and will have short-term, part-time responsibilities to these other entities. In Mr. Armstrong’s case, such responsibilities will include the preparation of and assistance with the preparation of corporate documents and agreements, assistance with legal and regulatory documents, assistance with required legal and regulatory filings, assistance with the preparation and filing of quarterly and annual reports, disclosure forms and news releases. Mr. Low’s possible duties as CFO to other companies will include working as the bookkeeper assisting with the keeping of the books of account and assisting with the preparation of financial statements These potential relationships do not include advising or making decisions on business opportunities that might conflict with the Company’s business. None of our executive officers and directors is engaged in other businesses that present any potential for conflict of interest.

Under Nevada law, our articles of incorporation and our Bylaws permit us broad indemnification powers.

Under Nevada law, our articles of incorporation and our Bylaws permit us broad indemnification powers to all persons against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our officers and directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our officers and directors against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

Description of Business, page 22

11.	We note your response to comment 13 in our letter dated July 9, 2013, and we partially reissue the comment. Please disclose the tenure identification numbers associated with your property and describe the type of tenure or claim. For example, clarify if your claims are lode or placer claims. Additionally, ensure the acreage disclosed in your filing corresponds to the tenure acreage found on the British Columbia Mineral Title Online Viewer.

RESPONSE:

We have revised the disclosure to include the following: (SEE PAGE 23)

The property is centered at latitude 55° 02’ 30” N and longitude 128° 20’ 00” W and covers a total area of approximately 1075 hectares. As listed below in Table 1, the property is comprised of 5 MTO claims situated on Mineral Titles map sheets 103P.009.

Tenure Number	Claim Name	Area (Ha)	Good To Date
1015035	Teako	296.49	2014/Dec/4
1015741	Owl	778.46	2015/Jan/6
1023887	Surprise	277.6273	2014/Nov/19
1023888	Lucky Dawg	1205.1729	2014/Nov/19
1023889	Little Dawg	592.8458	2014/Nov/19

Owlhead Minerals (BC) Corp. the 100% owned subsidiary of Owlhead Minerals Corp., holds under-surface rights only to the property. The property is almost entirely covered by crown land. There are two small areas in the extreme eastern part of the property that have privately held surface rights. Under-surface (mineral) rights to these privately owned lands are held by Owlhead’s mineral claims which overlie them. Access to the lands with privately held surface rights, for mineral exploration purposes, is provided under Section 19 of the Mineral Tenure Act.

12.	We note your disclosure on pages 24 and 27 that you “expect to commission the geologist to conduct a visit to the site prior to October 2013”. Please revise your disclosure to indicate whether the geologist has visited the site and, if not, whether the geologist has any current plans to visit the site.

RESPONSE:

Our geologist, Linda Caron was not able to revisit the site prior to October 2013, but did so on November 11, 2013.

We have revised the disclosure to read as follows: (SEE PAGE 24 and 25).

Based on the regional setting and on these new discoveries, the property almost certainly warrants further work. The original report was written in February 2013. The author of the report, geologist Linda Caron, M. Sc., P. Eng., has revisited the property as of November 11, 2013.

From October 1, 2013 to October 11, 2013 John Kemp, the original owner, who will be assisting our geologist to assess the claims, visited the property to cut approximately 3 KM of lines and take 21 chip and grab samples for analysis. The samples have been sent to Acme Analytical Laboratories in Vancouver, Canada for analysis. The analytical report will be sent to our geologist. Linda Caron who visited the site on November 11 and 12 in order to verify Mr. Kemp’s work. She took additional samples and examined the site in more detail than her previous visit with the view to making specific recommendations regarding the scope or details for further work which would include property-wide prospecting, stream sampling, geological mapping, additional line cutting, rock sampling and possible soil sampling. Her summary report has been filed as an exhibit to this filing.

Based on the additional work done by Mr. Kemp and the summary report submitted by our geologist, the Company has staked an additional 112 cells (claims) adding 4442.992 acres for a current total of 7098.122 acres.

Plan of Operations page 29

13.	We note your disclosure on page 29 that the estimated cost to complete the “exploration program on the mining claims consisting of grid emplacement, concentrated geological mapping and sampling and geophysical surveys” is $200,000. However, on page 31 you appear to estimate that the cost of the exploration program will be $250,000 ($50,000 for the Phase I initial exploration program and $200,000 for the Phase II second exploration program to include geophysics). Please reconcile your disclosure.

RESPONSE:

The figure of $250,000 is correct for Phase I. We have revised the disclosure to read as follows: (SEE PAGE 32).

The Company will continue to manage its operations and cash resources in a manner consistent with its expectation that it will be able to satisfy cash requirements through fiscal 2014. The main operating costs for the Company include preliminary exploration work on our claims, estimated at $250,000 for Phase I.

14.	We note your response to comment 20 in our letter dated July 9, 2013, and we partially reissue the comment. Please discuss the expected time frame to complete each of Phases II through IV and discuss the expected sources of funding for Phases II through IV.

RESPONSE:

The disclosure has been revised to read as follows: (SEE PAGE 32 and 33).

Phase I: Initial exploration program (Cost estimate: $50,000). This will including a NI-43-101 mining report (Cost estimate: $8,000) and will require one to two months work.

Phase II: Second exploration program including geophysics (Cost estimate: $200,000). This will take approximately one to two months also.

Phase III: Drilling program based on results of Phase II program. Minimum of ten holes (Cost estimate: $350,000). This phase will take from four to six months.

Phase IV: Step-out drilling program 40 holes. (Cost estimate: $1,200,000).

Includes

●	scoping study
●	resource definition
●	extraction

The Company’s current forecast to July 31, 2014, requires approximately $250,000 in funds. With approximately $30,000 cash on hand, the shortfall will be $220,000.

Forecasted expenditures included are:

●	$59,000 for the Phase I mineral exploration program, which includes soil sampling, assaying, road construction, fees for a geologist and a report.

●	$13,000 for regulatory and legal fees.

●	$12,000 for website development and updates, shareholder communication, marketing and conferences.

●	$8,500 for 3 quarterly financial statement reviews.

●	$5,000 for transfer agent costs.

●	$30,000 for share issuance costs.

●	$32,000 management fees.

●	$20,000 corporate development person.

●	$20,000 contingency

It should be noted that we are currently limited in funds as we have decided to focus on obtaining full disclosure status through the US Securities and Exchange Commission and listing for trading prior to initiating additional funding. We hope to be funded either via private placements and/or joint-venture partners. The current funding should be sufficient until March 2014.

15.	Please revise your disclosure in this section to clarify that you currently do not have sufficient funds on hand to complete Phase I of the exploration program.

RESPONSE:

We have added the following information to the end of the disclosure noted above. (SEE PAGE 33)

We currently do not have sufficient funds on hand to complete Phase I of the exploration program.

16.	We note your disclosure on page 31 that you “hope to be funded either via private placements and/or joint-venture partners” and that “[o]nce approved for trading, the Company expects that it will be able to raise funds for fiscal 2014.” Please disclose the basis for the expectation that you will be able to raise such funds. In addition, please revise your disclosure to clarify that there is no guarantee that you will be able to raise sufficient funds if approved for trading.

RESPONSE:

The following has been added to the disclosure. (SEE PAGE 33).

Our goal is raise funds privately early in 2014. The preliminary results of our recent chip and grab sampling together with the revisit to our claims by our geologist Linda Caron resulted in our decision to stake extra claims. This has also encouraged us to expect that when we are able to publish the results of the assays, funding will be available. Our goal is to raise $250,000 in order to complete Phase I of our exploration program. There is, however, no guarantee that the Company will be able to raise the funds required.

17.	We note the cost estimate of $10,000 for the NI-43-101 mining report included in the Phase 1 cost estimate and the $8,000 budgeted for the geological report in Phase I. Please reconcile the estimated and budgeted amounts for this report.

RESPONSE:

We apologize for the confusion. The original estimate was $10,000, but additional work done by the geologist brought the estimate down to $8,000 and we missed that difference in our last filing. The disclosure has now been changed to reflect that an reads as follows: (SEE PAGE 32).

This will include a NI-43-101 mining report (Cost estimate: $8,000) and will require one to two months work.

Directors, Executive Officers, Promoters and Control Persons, page 32

18.	We reissue comment 27 in our letter dated July 9, 2013. Please revise your disclosure in this section to briefly discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as one of your directors at the time that the disclosure is made, in light of your business and structure. See Item 402(e)(1) of Regulation S-K. We note that the discussion of each director’s specific experience, qualifications, attributes or skills in your response letter dated September 23, 2013 is not fully incorporated into your disclosure in this section.

RESPONSE:

We have revised the disclosure to read as follows: (SEE PAGE 35 to 37).

Geoff Armstrong, President, Secretary, Director. B.A. Concordia University, Montreal, 1967. Mr. Armstrong, the Company’s President, Secretary and Director holds a Bachelor of Arts degree from Concordia University in Montreal, Canada. He has worked as a consultant to or officer to a number of public and private companies since 1990. He has been president of Owlhead Minerals Corp. since February 2008 and the president of Kouzelne Mesto Ltd., since inception. Kouzelne Mesto Ltd. is a private business services company incorporated in Prague, Czech Republic on April 6, 1995. Kouzelne Mesto Ltd. was organized in order to prepare and assist with the preparation of internal corporate documents for companies worldwide, assist with regulatory compliance and act as liaison with securities attorneys and auditors. Mr. Armstrong served as a Corporate Secretary of Asia Properties, Inc., (ASPZ.PK) from March, 2003 to September 2013. Asia Properties, Inc. is a junior mining and exploration company focused on gold and resources mining. Asia Properties, Inc. holds exploratory claims in the Province of Quebec, Canada and the Province of Newfoundland, Canada. Mr. Armstrong’s duties on behalf of Asia Properties included the preparation and assistance with the preparation of internal corporate documents, preparation and assistance with the preparation of state and federal filings, corporate communications, liaison with securities attorneys and auditors and supervising state and SEC filing procedures. He was also the founder of Yinfu Gold Corporation, (ELRE.OTCBB) (formerly Element92 Resources Corp.,) a gold mining company based in China. Element92 was incorporated in the State of Wyoming in September 2005. Mr. Armstrong served as President, Secretary and Director of ELRE from February 2007 to April 2010. He was the secretary of Sino BioEnergy Corp. (SFBE.PK) (Formerly Sino Fibre Communications, Inc.) from May 2011 to September 2013. Director of Sino Bioenergy from December 2012 to September 2013. SFBE is a China-based producer of energy from waste. The Company uses its patented technology to bio-degrade waste into fertilizer, fuel blocks, building materials, paving materials, and wooden-plastic products. Sino Bioenergy processes municipal household waste, construction waste, kitchen waste, and sludge and develops biomass fuel plants.

Mr. Armstrong’s skills include skills developed and improved through his handling of the responsibilities required to manage companies for more than twenty years in positions ranging from president to corporate secretary. In these capacities, he has developed and maintained record and filing systems, organized and maintained communication systems, organized and chaired meetings, all of which required his organizational and management skills. Starting in the early 1980’s he worked as a freelance writer and later as a business writer where he honed his writing skills. As a corporate secretary he has been responsible for the creation and/or editing of numerous news releases, informational material for use in websites, business documents such as corporate resolutions and board meeting minutes, business agreements, SEC filing documents such as registration statements, annual and quarterly reports and 8-K filings. In addition to his writing skills, over the past 30 years Mr. Armstrong has built upon the research skills he first developed in university.

Edward Low, Chief Financial Officer and Director. Mr. Low has provided accounting services to public companies for the past 17 years. Most recently, Mr. Low was the Controller for Nevada Geothermal Power Inc., an alternative energy company with an operating geothermal power plant in northern Nevada from February 2003 to June 2012. Mr. Low also served as CFO for Jersey Goldfields Corp. from April 1997 to April 2002, Newton Gold (formerly High Ridge Resources) from May 2004 to March 2006, and as accountant for Yinfu Gold Corp (formerly Element92 Resources) from April 2007 to June 2010. Since September 2004, Mr. Low has been the owner of HML Properties Inc, which holds a portfolio of residential real estate in various locations within Canada.

Mr. Low’s skills include financial reporting & accounting under IFRS and US GAAP, consolidation of financial statements, budgeting, variance analysis, internal controls, staff supervision, assisting with companies going public, various accounting and income tax software developed over the last 15 fifteen plus years of handling the various responsibilities required to serve in positions from company controller to chief financial officer.

James R. King, Director: Mr. King was appointed as a director on January 1, 2013. He has more than 30 years of experience in a variety of organizational, business ownership, and management capacities. From June 1966 to May 1975 Mr. King was a partner in Pender Holdings Inc. and Magic Lake Estates Ltd., a private, Canadian recreational land development company, and was involved in every aspect of this project, from conception to completion including: land purchase, planning developments, surveying, hiring, organizing construction crews, supervising staff and subcontractors, developing of advertising, marketing and sales programs. Mr. King was responsible for the development and sale of serviced properties associated with the development.

From April 1970 to September 1986, he was a partner in creating and developing a private architectural special interest, consumer and trade magazine “Select Home Designs” and a parallel home plan specialty business, Planners Plus Enterprises Ltd. This was sold to the communication and publishing company, Southam Communications in 1984. From April 1985 to June 1987 he was a partner in Future Apparatus Inc., a company that took a consumer product from an inventor’s idea through research and development to its l launch into the marketplace. Mr. King served as President of Kelly Kerr Energy Corp. (KYK.VSE) from August 1987 to February 1989, a public company exploring for oil, gas and gold.

In February 1997 he entered into a consulting agreement with KIK Tire Technologies Inc., (KIK.CDNX) a public company listed on the Canadian Venture Stock Exchange. His primary responsibility was the creation of the company’s investor relations program, and the raising of development capital. From May 1998 until July 2000, Mr. King undertook several small private consulting contracts to plan marketing programs for various consumer products, and also entered into a consulting agreement with FirstWirelessDirect Cellular Inc. a private company. From August, 1999 to January, 2006, he was president of Pacific Rim Solutions, a private US corporation, that sold vitamins via its web site, VitaminSales.com. The company was sold in January 2006.

In 2005, Mr. King was one of the principal founders of Alaska Pacific Energy Corp. He served as President, CEO and a director from January 2005 until he resigned from all positions in December 2011 so as to concentrate on the development of Owlhead Minerals Corp.

Mr. King’s skills include the skills developed over many years of experience starting and managing a number of very successful companies including mining companies. He has held a British Columbia Prospector’s license for approximately 20 years. He is adept at reading and understanding topographic and geological maps and charts, understanding and interpreting assay reports and has a good understanding of geological terms. He has also used or supervised the use of drilling equipment and blasting materials to build roads and has a very good understanding of the workings of small and heavy equipment and understands electricity and electrical systems. In addition, he has spent many years in and around the area of the Company’s claims so he is in a good position to evaluate the region. This experience is also enhanced by the fact that he created and managed a successful architectural magazine for approximately fourteen years allowing him to develop extensive management, organizational and entrepreneurial skills. He also possesses negotiation skills, sales, merchandising and marketing skills and thoroughly understands corporate documents. He has an excellent understanding of stock markets, various types and methods of financial underwritings and understands corporate structuring with various types of shares.

19.	We partially reissue comment 31 in our letter dated July 9, 2013. Please revise to clarify Mr. King’s business experience between January 2006 and January 2013, to specify the principal business of Alaska Pacific Energy Corp., to specify the month and year Mr. King “turned over” Alaska Pacific Energy Corp., and to clarify the meaning of “turned over.”

RESPONSE:

We have revised the relevant disclosure to include the following: (SEE PAGE 37).

In 2005, Mr. King was one of the principal founders of Alaska Pacific Energy Corp. He served as President, CEO and a director from January 2005 until he resigned from all positions in December 2011 so as to concentrate on the development of Owlhead Minerals Corp.

20.	We reissue comment 32 in our letter dated July 9, 2013. Please provide all of the disclosure required by Item 401(e) of Regulation S-K with respect to Mr. Beaton. Because you have identified Mr. Beaton as a significant employee, his background should be disclosed to the same extent as in the case of executive officers. See Item 401(c) of Regulation S-K for guidance.

RESPONSE:

The disclosure regarding Mr. Beaton has been revised as requested. It now reads as follows: (SEE PAGE 37).

Allan J Beaton (P.Eng. Mining) is a senior Mining Engineer registered with the Association of Professional Engineers and Geoscientists of British Columbia since 1978, He holds a degree in mining engineering from the Nova Scotia Technical College (now Dalhousie University).From October 1970 to October 1974 he was Mine Captain (Production) for Roan Selection Trust at the Mufulira Copper Mine in Zambia, Africa. This was the largest copper producer in the world, at the time, and was a 30,000 ton per day (tpd) underground mining facility. From February 1975 to February 1979 Mr. Beaton was Senior Mining and Project Engineer, for Cominco Ltd., at the Sullivan Mine in Kimberley, British Columbia, Canada. This was a 10,000tpd lead/zinc/silver underground mining operation. From April 1979 to July 1985 he was Mine Manager for Erickson Gold Mine Ltd. at their Erickson Gold Mine at Cassiar, British Columbia. This was a 300tpd high-grade gold underground mine. From August 1985 to the present he has been the President and owner of A.J. Beaton Mining Ltd,. an international consulting , mining, and mine construction company, based in North Vancouver, British Columbia. From June 1997 to June 2010 he was President and CEO of Uganda Gold Mining Ltd, a public junior mining and exploration company, listed on the VSE (Vancouver Stock Exchange). A key project was the 3000tpd Kilembe Copper-Cobalt Mine, Mill & Smelter. This rehabilitation project involved restoration of the underground mine facility, metallurgical research, and underground and surface diamond drilling. From August 1992 to the present he has served as President of Vicore Mining Developments Ltd., an underground mining contractor for civil and mineral projects, based in Vancouver, British Columbia. From May 2010 to the Present he has been Mine Manager of the Treasure Mountain Silver Mine owned by Huldra Silver Corporation, a TSX (Toronto Stock Exchange) listed company. This underground high-grade silver mine and mill is a 200tpd operation south of Merrit, British Columbia. Mr Beaton will be in charge of reviewing all projects presented to Owlhead Minerals Corp. (SEE PAGE 37).

Summary Compensation Table, page 35

21.	We reissue comment 35 in our letter dated July 9, 2013. Please include appropriate footnote disclosure clarifying how you calculated the value of Mr. King’s 2013 stock award. See Item 402(n)(2)(v) and Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K for guidance.

RESPONSE:

The disclosure regarding Mr. King has been revised as requested. It now reads as follows: (SEE PAGE 40).

On January 1, 2013, the Company issued 3,000,000 shares of common stock with a fair value of $300,000 to a director of the Company, of which $36,626 was expensed as consulting fees which reflects the pro-rata share of the services provided to March 31, 2013. The remaining amount of $263,374 was recorded as deferred compensation and will be expensed as consulting fees pro-rata over the term of the agreement which ends on December 31, 2014. The fair value of the shares was determined based on the issuance of shares of common stock at $0.10 per share to various arm’s length parties during the year.

22.	We note your response to comment 36 in our letter dated July 9, 2013 and, in particular, your disclosure on page 36 that “Mr. Armstrong and Mr. Low have worked for the Company since February 2008.” This statement appears to be inconsistent with the tabular disclosure on page 32 indicating that Mr. Armstrong began serving as President, Secretary and Director on February 28, 2007 and Mr. Low began serving as CFO and Director on January 1, 2009. Please reconcile your disclosure in this regard.

RESPONSE:

The disclosure has been corrected to read as follows: (SEE PAGE 40).

Mr. Armstrong began working for the Company in the positions of President, Secretary and Director on February 14, 2007. Mr. Low began working for the Company as a consultant on February 28, 2007. At the time, the Company was still operating under its original name, Eardley Ventures, As their work load and time spent working for the company have increased, their compensation has increased also.

Certain Relationships and Related Transactions, page 37

23.	We reissue comment 38 in our letter dated July 9, 2013. Please reconcile your disclosure in this section with your disclosure in Note 4 to the Consolidated Financial Statements on pages F-10 and F-19. For example, please revise your disclosure in this section to describe the agreements or transactions pursuant to which the company incurred the management fees or consulting fees referenced in Note 4 to the Consolidated Financial Statements. In addition, in the case of the amounts owed to the President and Chief Financial Officer, please revise your disclosure in this section to provide the information required by Item 404(a)(5) of Regulation S-K or advise us why you believe such disclosure is not required.

RESPONSE:

We have revised the disclosure to read as follows. (SEE PAGE 40-42).

On February 14, 2007 the Company executed an executive services agreement with its president and director Mr. Geoff Armstrong through Mr. Armstrong’s private company, Kouzelne Mesto Ltd. The basic remuneration in this agreement was $2,000 per month. The agreement included the right to convert all or part of the debt to shares in the Company’s stock at a mutually agreed upon share price. This executive services agreement was later revised on January 1, 2010. The total amount owed during this period was $68,000. No interest was paid and no interest is owed respecting this amount. The agreement was not at arms length.

On January 1, 2010 the Company executed a revised executive services agreement with its president and director Mr. G. Armstrong through Mr. Armstrong’s private company, Kouzelne Mesto Ltd. The basic remuneration in this revised agreement was $2,500 per month. The agreement included the right to convert all or part of the debt to shares in the Company’s stock at a mutually agreed upon share price. This revised agreement was modified on January 1, 2012. The total amount owed during this period was $60,000. No interest was paid and no interest is owed respecting this amount. The agreement was not at arm’s length.

On January 1, 2012, pursuant to the terms of the revised executive services agreement dated January 1, 2010, with its president and director Mr. G. Armstrong through Mr. Armstrong’s private company, Kouzelne Mesto Ltd. The basic remuneration in the revised agreement was increased to $3,500 per month This revised agreement was later modified on January 1, 2013. The total amount owed during this period was $37,500. No interest was paid and no interest is owed respecting this amount The agreement included the right to convert all or part of the debt to shares in the Company’s stock at a mutually agreed upon share price. The agreement was not at arm’s length.

On January 1, 2013, the Company executed a revised executive services agreement with its president and director Mr. G. Armstrong through Mr. Armstrong’s private company, Kouzelne Mesto Ltd. The basic remuneration in this revised agreement was $4,000 per month. The total amount owed during this period (January to September 2013) was $28,500. No interest was paid and no interest is owed respecting this amount The agreement included the right to convert all or part of the debt to shares in the Company’s stock at a mutually agreed upon share price. The agreement was not at arm’s length.

On February 28, 2007 the Company executed a consulting services agreement Mr. Edward Low through Mr. Low’s private company, AE Financial Management Ltd. The basic remuneration in this agreement was $1,500 per month. On January 1, 2010 the Company revised remuneration to $2,000 per month. The total amount owed during this period was $51,000. No interest was paid and no interest is owed respecting this amount. The agreement included the right to convert all or part of the debt to shares in the Company’s stock at a mutually agreed upon share price. The agreement was not at arms length.

On January 1, 2010 the Company executed a revised the services agreement with Mr. Edward Low through Mr. Low’s private company, AE Financial Management Ltd. The basic remuneration in this revised agreement was $2,000 per month. The agreement included the right to convert all or part of the debt to shares in the Company’s stock at a mutually agreed upon share price. This revised agreement was modified on January 1, 2012. The total amount owed during this period was $48,000. No interest was paid and no interest is owed respecting this amount. The agreement was not at arm’s length.

On January 1, 2012, pursuant to the terms of the revised services agreement dated January 1, 2010 with Mr. Edward Low through Mr. Low’s private company, AE Financial Management Ltd., the basic remuneration was increased to $2,500 per month. The agreement included the right to convert all or part of the debt to shares in the Company’s stock at a mutually agreed upon share price. This revised agreement was lmodified on January 1, 2013. The total amount owed during this period was $32,000. No interest was paid and no interest is owed respecting this amount. The agreement was not at arm’s length.

On January 1, 2013 the Company executed a revised the services agreement with Mr. Edward Low through Mr. Low’s private company, AE Financial Management Ltd. The basic remuneration in this revised agreement was $3,500 per month. The agreement included the right to convert all or part of the debt to shares in the Company’s stock at a mutually agreed upon share price. The total amount owed during this period (January to September 2013) was $25,500. No interest was paid and no interest is owed respecting this amount. The agreement was not at arm’s length.

On July 10, 2013 Mr. Armstrong and the Company agreed to settle a debt to Mr. Armstrong of $170,000 by the issuance of 680,000 restricted shares, pursuant to the revised executive services agreement noted above. The shares were issued to Mr. Armstrong through his company, Kouzelne Mesto Ltd. on July 10, 2013 at an agreed upon price of $0.25 per share. The agreement was not at arms length.

Also on July 10, 2013 Mr. Low and the Company agreed to settle a debt to Mr. Low of $138,500 by the issuance of 554,000 restricted shares, pursuant to the revised management services agreement noted above. The shares were issued to Mr. Low through his company, AE Financial Management Ltd. on July 10, 2013 at an agreed upon price of $0.25 per share. The agreement was not at arms length.

Sincerely,

/s/ Geoff Armstrong
President, Owlhead Minerals Corp.